Exhibit 99.2

Confidential Board of Directors Hut 8 Mining Corp. 24 Duncan Street, Suite 500 Toronto, ON M5V 2B8, Canada	February 6, 2023

Dear Members of the Board of Directors:

Hut 8 Mining Corp. (the “Company” or “Hut 8”) has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Board of Directors) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the USBTC Exchange Ratio (as defined in the Merger Agreement (as defined herein)) in the Proposed Transaction (as defined herein).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that Hut 8 will effect a business combination with U.S. Data Mining Group, Inc. (“USBTC”) and Hut 8 Corp. (“New Hut 8”), a newly-created Delaware-domiciled company (the transactions therein, collectively, the “Proposed Transaction”), the steps of which are set forth in the Merger Agreement (as defined below) and pursuant to which, among other things, (i) the holders of common shares of Hut 8 will exchange their shares of Hut 8 for common stock of New Hut 8 on the basis of the Hut Exchange Ratio (as defined in the Merger Agreement) of 0.2 of a share of New Hut 8 common stock for each common share of Hut 8, having the effect of consolidating the common shares of Hut 8 on a 5:1 basis, and following which (ii) the holders of common stock and preferred stock of USBTC will exchange their shares of USBTC for common stock of New Hut 8 on the basis of the USBTC Exchange Ratio of 0.6716 of a share of New Hut 8 common stock for each share of USBTC common or preferred stock, which incorporates the effect of the consolidation of the common shares of Hut 8. We understand that based on the issued and outstanding securities of each of the Company, USBTC and New Hut 8 as of the date hereof, upon completion of the Proposed Transaction, the existing shareholders of Hut 8, and the existing preferred and common stockholders of USBTC (on an as-converted basis), will each own as a group 50% of the common stock of New Hut 8 (calculated on a fully-diluted in-the-money basis).

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Hut 8 Mining Corp.

February 6, 2023

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	Hut 8’s annual reports and audited financial statements included in Hut 8’s Form 40-F filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2021 and Hut 8’s unaudited interim financial statements for the quarter ended September 30, 2022 included in the Company’s Form 6-K filed with the SEC;

b.	Unaudited internal financial information for Hut 8 for the twelve months ended December 31, 2022, which Hut 8 management identified as being the most current financial statements available;

c.	USBTC’s audited financial statements for the period from December 4, 2020 (inception) through June 30, 2021 included in USBTC’s draft registration statement on Form S-1 as amended and filed with the SEC on August 12, 2022, and USBTC’s internal unaudited financial statements for the fiscal year ended June 30, 2022 and for the three months ended September 30, 2022;

d.	USBTC’s internal unaudited balance sheet as of December 31, 2022 and pro forma balance sheet as of January 31, 2023, which USBTC management identified as being the most current financial statements available;

e.	Financial projections for Hut 8 for the years ending December 31, 2023 through 2025 as shown in the file named “Hut 8 Operating Model vF”, prepared and provided to us by management of Hut 8 (the “Management Projections – Hut 8”);

f.	Financial projections for USBTC for the years ending December 31, 2023 through 2025 as shown in the file named “USBTC Operating Model – vF”, prepared by management of USBTC and provided to us and approved by management of Hut 8 (the “Management Projections – USBTC”);

g.	Financial projections for New Hut 8 after giving effect to the Proposed Transaction for the years ending December 31, 2023 through 2025 as shown in the file named “CombineCo Model VF”, provided to us by management of Hut 8 and prepared and approved by the managements of Hut 8 and USBTC (the “Management Projections – New Hut 8”, and together with the Management Projections – Hut 8 and the Management Projections – USBTC, the “Management Projections”);

h.	Information regarding the equity capitalization of Hut 8 and USBTC prepared by the managements of Hut 8 and USBTC;

Hut 8 Mining Corp.

February 6, 2023

i.	Other internal documents relating to the history, current operations, and probable future outlook of Hut 8 and USBTC provided to us by the management of Hut 8;

j.	A letter dated the date hereof from the management of the Company addressed to Duff & Phelps which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company, USBTC and New Hut 8 (on a post-transaction basis);

k.	The Confidential Non-Binding Letter of Intent (‘LOI”) by and between the Company and USBTC dated December 30, 2022; and

l.	A draft dated February 2, 2023 of the Business Combination Agreement by and among the Company, USBTC and New Hut 8 (the “Merger Agreement”), including the plan of arrangement;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of Hut 8;

3.	Discussed with the management of Hut 8 the plans and intentions with respect to the management and operation of Hut 8 and USBTC;

4.	Reviewed the historical trading price and trading volume of the common shares of Hut 8, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the managements of the Company and USBTC, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps by or on behalf of the Company or USBTC, including without limitation, projections, forward looking statements and underlying assumptions, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

Hut 8 Mining Corp.

February 6, 2023

4.	Assumed that information supplied and representations made by the managements of the Company and USBTC are substantially accurate regarding the Company, USBTC, and the Proposed Transaction

5.	Assumed that the representations and warranties made in the Merger Agreement are accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or USBTC since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company, USBTC or New Hut 8.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. In particular, volatility in the price of bitcoin on any date after the date hereof could affect the outcome of the Opinion were it given on such date. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, USBTC, or the Proposed Transaction.

Duff & Phelps did not evaluate the Company’s or USBTC’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or USBTC, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Company, the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Hut 8 Mining Corp.

February 6, 2023

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common shares, USBTC’s common stock or preferred stock or New Hut 8’s common stock (or anything else), including after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the credit worthiness of the Company or USBTC, as tax advice, or as accounting advice. Duff & Phelps is expressing no opinion as to projections, forward-looking statements or underlying assumptions provided in connection herewith. Without limiting the generality of the foregoing, Duff & Phelps further does not express an opinion as to the reasonableness or attainability of any projection, forward-looking statement or underlying assumption provided or prepared by or on behalf of the Company’s management or USBTC’s management. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s, USBTC’s or New Hut 8’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the USBTC Exchange Ratio is the best possibly attainable under any circumstances; instead, it merely states whether the USBTC Exchange Ratio in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary or other duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated January 24, 2023 (the “Engagement Letter”). This letter is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter, except that the Opinion in its entirety and a summary thereof (in a form acceptable to us) may be included in the Hut 8 circular to be prepared in connection with the Proposed Transaction or any registration statement on Form S-4 that may be filed by New Hut 8 with the U.S. Securities Exchange Commission in connection with New Hut 8 becoming a new public company.

Hut 8 Mining Corp.

February 6, 2023

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps informing Hut 8 that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has provided compliance consulting services to an affiliate of USBTC and valuation services to Hut 8. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the USBTC Exchange Ratio in the Proposed Transaction is fair, from a financial point of view, to Hut 8.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Kroll, LLC

Duff & Phelps Opinions Practice

Kroll, LLC